
November 29, 2024

Tony Chung
Chief Executive Officer
LIQUIDMETAL TECHNOLOGIES INC
20321 Valencia Circle
Lake Forest, CA 92630

> **Re: LIQUIDMETAL TECHNOLOGIES INC**
> **Registration Statement on Form S-1**
> **Filed November 22, 2024**
> **File No. 333-283411**

Dear Tony Chung:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Margaret Sawicki at 202-551-7153 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Curt Creely, Esq.